UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyren Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share
(Title of Class of Securities)

M25596202
(CUSIP Number)

Catalyst Investments II L.P.
3 Daniel Frish Street
Tel-Aviv Israel 64731
Telephone: 972 (3) 695-0666
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596202

1	NAME OF REPORTING PERSON: Catalyst Investments II L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. M25596202

1	NAME OF REPORTING PERSON: Catalyst Private Equity Partners (Israel) II L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends certain information with respect to ownership of the ordinary shares, par value NIS 0.15 (New Israeli Shekels) (the “Ordinary Shares”), of CYREN Ltd., formerly known as Commtouch Software Ltd. (the "Company") set forth in the Schedule 13D filed by Catalyst Investments II L.P. (“Catalyst Investments II”) and Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”) (the foregoing entities collectively, the “Reporting Persons”), as result of a sale of Ordinary Shares of the Company during January 2014.

The Schedule 13D associated with the matters reported herein was initially filed on August 9, 2010 (the “Initial 13D”), except as set forth in this Amendment No. 1 (or where otherwise inapplicable), all information included in the Initial 13D is incorporated herein by reference.

Item 1.   Securities and Issuer

This Amendment No. 1 relates to the ordinary shares nominal value of NIS 0.15 (New Israeli Shekels) (“Ordinary Shares”) of the Company, an Israeli corporation, whose principal executive offices are located at 1 Sapir Road, 5th Floor, Beit Ampa P.O. Box 4014 Herzliya 46140, Israel.

Item 2.   Identity and Background.

Catalyst Investments II, L.P. (“Catalyst Investments II”) business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments II is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Investments II is to act as the sole general partner of Catalyst Private Equity Partners (Israel) II, L.P. (“Catalyst Private Equity”), Catalyst Private Equity Partners (Israel B) II L.P. (“Catalyst Private Equity B”) and Catalyst Private Equity Partners (Israel C) II L.P. (“Catalyst Private Equity C”).

E.D.I European Development and Investments Ltd. (“E.D.I”) may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Edouard Cukierman, the Chief Executive Officer of the general partner of Catalyst Investments II.  Mr. Cukierman disclaims beneficial ownership in any Ordinary Shares, except to the extent of his proportionate interest in them as a direct or indirect interest holder in Catalyst Investments II.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

N/A

Item 4.  Purpose of Transaction.

During January 2014, the Reporting Persons sold an aggregate amount of 363,570 of the Company's Shares in the market in several instances for the purpose of liquidating their investment.

Item 5.  Interest in Securities of the Issuer.

a.	The Reporting Persons beneficially own 0 Ordinary Shares in the Issuer.
b.	N/A
c.	N/A
d.	None.
e.	July 21, 2013

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Items 7.  Material to be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement, dated August 7, 2010 (incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 9, 2010).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 22, 2014

Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

/s/ Edouard Cukierman /s/ Eran Amosy
By: Edouard Cukierman and Eran Amosy

Catalyst Private Equity Partners (Israel) II L.P.
By its General Partner, Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

/s/ Edouard Cukierman /s/ Eran Amosy
By: Edouard Cukierman and Eran Amosy